Execution Version

First Amendment to

Amended and Restated Investment Subadvisory Agreement

First Amendment to the Investment Subadvisory Agreement dated March 26, 2014 and amended and restated effective as of June 27, 2017 (the “Agreement”) made between GLOBAL ATLANTIC INVESTMENT ADVISORS, LLC (the “Advisor”), an Indiana limited liability corporation registered as an investment advisor under the Investment Advisors Act of 1940, Forethought Variable Insurance Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, Global Atlantic Franklin Dividend and Income Managed Risk Portfolio and FRANKLIN ADVISORY SERVICES, LLC (“Franklin” or the “Subadvisor”).   Capitalized terms used herein and not otherwise defined shall have the definition set out in the Agreement.

In accordance with Section 14 of the Agreement, effective November 24, 2017, the parties hereby amend the Agreement as follows:

1. Section 4 of the Agreement is deleted and replaced in its entirety with the following:

7.                                      Term and Termination. This Agreement shall remain in force initially until October 31, 2015 and from year to year thereafter through December 31 of each calendar year, but only so long as such continuance, and the continuance of the Investment Adviser as investment adviser of the Fund, is specifically approved at least annually by the vote of a majority of the Trustees who are not interested persons of the Subadviser or the Investment Adviser of the Fund, cast in person at a meeting called for the purpose of voting on such approval and by a vote of the Board of Trustees or of a majority of the outstanding voting securities of the Fund. The aforesaid requirement that continuance of this Agreement be “specifically approved at least annually” shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder. This Agreement may, upon 60 days’ written notice to the Subadviser, be terminated at any time without the payment of any penalty, (a) by the Fund, by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund, or (b) by the Investment Adviser. This Agreement may, upon 120 days written notice to the Trust and the Investment Adviser, be terminated at any time, without payment of any penalty, by the Subadviser. This Agreement shall automatically terminate in the event of its assignment or in the event that the Investment Adviser’s investment advisory agreement with the Fund is terminated.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement to be effective upon the date above.

Forethought Variable Insurance Trust
By its authorized officer,

By:	/s/ Robert M. Arena, Jr.
Name:	Robert M. Arena, Jr.
Title:	President

Global Atlantic Investment Advisors, LLC
By its authorized officer,

By:	/s/ Eric D. Todd
Name:	Eric D. Todd
Title:	President

Franklin Advisory Services, LLC
By its authorized officer,

By:	/s/ Peter Langerman
Name:	Peter Langerman
Title:	President